EXHIBIT 13 - 1998 Annual Report to Shareholders

                              * * *

                          "FRONT COVER"

               "schematic of a Mod-U-Kraf house"

              Mod-U-Kraf Homes, Inc. 1998 ANNUAL REPORT

                              * * *

                      "INSIDE FRONT COVER"

     "picture of Mod-U-Kraf home in Roanoke, Virginia"

(Front Cover)
The uniquely beautiful 4,218 sq. ft. "Wellington" luxury model home located on Route 220 South of Roanoke, Virginia (1/4 mile south of the Blue Ridge Parkway) is the fisrt in Mod-U-Kraf's new Designer Series.

                              * * *

To Our Shareholders

	Your management and board of directors report continued profitability for the year 1998 for your company.


	Finished goods inventory has been reduced to normal operating levels as of the end of the year. This is in contrast to the unusually high inventory we were carrying at the end of 1997 due to the wet weather.
The first quarter of 1998 was also affected by the extreme weather conditions. Inventory remained unusually high while depressing sales volume. It was not until the middle of the second quarter that we were able to resume a normal delivery schedule. These factors in addition to some unfavorable manufacturing variances we experienced during the year reduced sales revenue and net income to levels below those of 1997.

Net sales for the year ending, December 31, 1998, were $15,586,511 which compares to net sales in 1997 of $16,072,448. Net income, after taxes, for the year ending, December 31, 1998, was $115,397 which compares to net income, after taxes, for the year 1997 of $180.685. The net income for 1998 amounts to $0.14 per common share, which compares to net income, after taxes, of $0.22 per share during fiscal year 1997.

	We have continued to make modifications and improvements in our new manufacturing facility during the year. The OSHA required fall protection installation, which was started in 1997 in the new plant, was completed. The old plant remained idle throughout the year, except for material receiving and storage. The new production facility was sufficient to meet our production needs up until the fourth quarter of the year. Demand was approaching a level necessitating either re-opening the old plant or risk losing sales due to the production backlog of houses waiting to go into the plant. Preparations were begun in December to retool and restock the old plant.

	The first house in our new Designer Series, The Wellington, was introduced in 1998 to help set us further apart from other sectional home manufacturers. The Wellington was constructed and fully furnished at our Roanoke, VA model site as part of our sales and marketing program for the new series. This model will help to increase the awareness of the possibilities available with sectionalized housing.

	Mod-U-Kraf's management and Board of Directors appreciate the continued support of our shareholders and employees.
                          Dale H. Powell
                          President and Chairman of the Board



                                   * * *

LEGAL COUNSEL                       EXECUTIVE OFFICES
---------------------------------   -------------------------------------
Hunton & Williams                   201 Old Franklin Tkpe. (P.O. Box 573)
Richmond, Virginia                  Rocky Mount, Virginia

INDEPENDENT ACCOUNTANT              TRANSFER AGENT
---------------------------------   -------------------------------------
Brown Edwards & Company, L.L.P.     First Union Bank
Roanoke, Virginia                   Charlotte, North Carolina

A COPY OF THE FORM 10-KSB AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE THROUGH THE COMPANY AT NO COST TO A SHAREHOLDER UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY AT P.O. BOX 573, ROCKY MOUNT, VIRGINIA 24151.

                              * * *

	INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Mod-U-Kraf Homes, Inc. and Subsidiary
Rocky Mount, Virginia


	We have audited the accompanying consolidated balance sheets of Mod-U-Kraf Homes, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1998, 1997, and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mod-U-Kraf Homes, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.


                                    Brown, Edwards & Company, L.L.P.

                                    CERTIFIED PUBLIC ACCOUNTANTS

Roanoke, Virginia
January 25, 1999


                              * * *


Business Information

	Mod-U-Kraf Homes, Inc. (the Company), was incorporated as a Virginia Corporation on August 19, 1971. It is engaged in the business of manufacturing and selling custom-built, code complying sectionalized homes of its own design. The Company has built over 7,500 homes in 27 years of business at its corporate headquarters in Rocky Mount, Virginia.
	The Company markets its homes in Virginia, West Virginia,
North Carolina, South Carolina, Maryland, Tennessee, and parts of Pennsylvania and Kentucky. Mod-U-Kraf employs territory sales representatives to market its homes regionally and offers its homes primarily to builders, land developers, and Realtors who act as "turnkey" contractors.
    	These homes are available in over 65 standard models ranging in size from 705 square feet to 4,300 square feet. There are over 100 options to allow for custom choices in exterior and interior designs. Styles of homes offered include cape cod, country homes, and vacation homes. These homes allow for great rooms, spacious kitchen-dining-living areas, ample closets and fireplaces. In addition to single family homes, the Company also builds duplexes, townhouses, motel units, medical centers and office buildings.
    	All Mod-U-Kraf products are constructed in either one of two production facilities. All homes are built inside a production facility out of weather and harms way by a work force of approximately
170 skilled craft people and technicians specially trained in their areas and take great pride in their work.
    	The units are transported to the construction site after being loaded on specially designed transporters. At the site, the units are off-loaded by crane to a permanent foundation. They are then secured together by a "zip-up" procedure and completed by the contractor, who makes plumbing and electrical connections, does final grading and landscaping, and adds exterior finish.
    	Mod-U-Kraf's motto "After 27 years our reputation is still building" emphasizes the years of philosophical commitment to quality craftsmanship and new product development. Hi-tech production facilities, name brand materials, and skilled workmanship insure increased productivity, high quality, and ultimate customer satisfaction. Utilizing proven sales techniques, keeping sales exhibits current, and providing in-house sales consultation strengthens our ability to remain competitive in the marketplace.
    	Management takes great pride in the fact that offering quality products and service has enabled us to maintain the same builders for many years. Mod-U-Kraf looks forward to a future of increased profitability and its commitment to provide premier sectionalized homes to the marketplace.
    	The Company's business cannot be characterized as comprising more than one industry segment.



	MARKET AND DIVIDEND INFORMATION

	The Corporation's common stock is traded in the over-the-counter market. The number of shareholders as of February 12, 1999 was 384. The range of bid and ask quotations and dividends declared for the last two calendar years are listed below.

	QUOTATIONS ON COMMON STOCK

	               1998                          1997           Dividends
            BID            ASK            BID            ASK       Declared
	 High    Low    High    Low    High   Low    High    Low     1998  1997

First  6        --    7 1/2    --    7      4 7/8  10      5 3/4  $0.03 $0.03
Second 5 7/8    --    7 1/2    --    7 1/2  7      10      9      $0.03 $0.03
Third  5 7/8    --    7 1/2    --    7 1/2  7 1/2  9 1/2   8 1/2  $0.03 $0.03
Fourth 5 7/8  5 3/4   8       7 1/2  7 1/2  5 7/8  9 1/2   7 1/2  $0.03 $0.03


Source:  Wheat First Union & Koonce Securities, Inc.

The Corporation presently expects to pay dividends in the future as earnings permit.


                              * * *


	OTHER BUSINESS DATA
	SELECTED FINANCIAL DATA

	Year Ended December 31,

                       1998        1997	   1996        1995       1994

Net Sales          $15,586,511 $16,072,448 $11,372,471 $9,083,419 $9,288,807
0perating Inc(Loss)    348,365     376,446     323,643    542,434    476,888
Net Earnings(Loss)     115,397     180,685     177,663    378,824    308,204
Earnings(Loss) Per Share
Primary & Fully Diluted(1)0.14        0.22        0.22       0.46       0.38
Cash Dividends Per Sh  (1)0.12        0.12        0.12       0.12       0.12
Total Assets         9,235,319   9,075,041   9,617,921  7,845,504  6,329,477
Current Ratio        3.67 to 1   4.40 to 1   3.72 to 1  5.17 to 1  5.32 to 1
Deferred comp.       1,003,402   1,075,307   1,147,186  1,206,188  1,253,491
Book Value Per Share   (1)5.76        5.74        5.65       5.55       5.25

(1) 	Primary and fully diluted earnings per common share are based on the weighted average number of shares of common stock outstanding and common stock equivalents of dilutive stock options.


           Management's Discussion and Analysis of
         Financial Condition and Results of Operations

 Net Sales for 1998 of $15,586,511 decreased 3.08% over 1997 net sales of $16,072,448. This decrease in revenues is the result of a 10% decrease in the number of modular units sold due to the wet weather and sluggish demand the first part of the year and a lack of production capacity the last part of the year with only one plant running.
	Gross Profit percentage increased in 1998 to 22.52% in 1997. The manufacturing process in our new facility is beginning to show improvement after the initial decline its first full year of operation. Additional improvement is planned for the upcoming year to return the process to past operating levels.
	Our Selling, General and Administrative Expense has remained stable with prior year. Actual dollars spent increased only 0.60% for the year. The percentage to net sales increased only slightly for 1998 to 19.90% from 19.18% in 1997.
	We are reporting a Non-operating expense for the year as opposed to Non-operating income in prior years due to a increase in bond expense and a reduction of interest income. Our cash flow the first quarter of 1998 was negative requiring us to utilize a line of credit temporarily until the weather broke. This reduced the cash available for investment to zero until the middle of the third quarter.
	Management believes that the market for its modular housing is likely to remain strong for the foreseeable future. The Company intends to capitalize on this anticipated demand by improving its production capaciities and efficiency, resulting in improved revenues and gross profit margins. The Company's success in realizing these goals will be affected by weather conditions in its market and its ability to effectively control manufacturing costs, both of which may negatively impact performance.
Demand for the Company's products also is sensitive to general economic conditions in its market and would be negatively affected by any economic downturn.
	The year 2000 assessment of our internal computer systems has been completed. Our computer systems and software are year 2000 compliant.
Certain key vendors have informed us that they do not expect disruptions of services relating to the year 2000 problem, but plans have been made to survey our remaing key vendors by mid-year 1999. We do not foresee a significant impact on our financial position as a result of this issue.


Capital Resources and Liquidity

     Total funds generated were sufficient to meet the requirements for plant and equipment, debt retirement and dividends. By virtue of the cash and accounts receivable levels, the company feels that it has adequate liquidity for continued successful operations.
     The Company believes that the effect of inflation on the results for the periods presented is not material. To the extent permitted by competition, the Company passes increased cost on to its customers by increasing sales prices from time to time.


                              * * *

                  MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                       CONSOLIDATED BALANCE SHEETS
                       December 31, 1998 and 1997

            ASSETS                          1998            1997
CURRENT ASSETS
  Cash and cash equivalents            $  1,653,742        589,992
  Trade and other receivables               351,972        145,444
  Inventories (Note 2)                    1,618,016      2,253,063
  Notes receivable(Note 3)                  645,962        661,762
  Income taxes receivable (Note 7)           76,900            -
  Prepaid expenses                           34,627         44,886
                                          ---------      ---------
            Total current assets          4,381,219      3,695,147

NOTES RECEIVABLE (Note 3)                     7,663        176,168

PROPERTY AND EQUIPMENT(Note 4)            3,574,488      4,022,354
OTHER ASSETS
  Deferred taxes (Note 7)                   416,381        464,273
  Cash surrender value of officers' life
  insurance                                 157,732        137,878
  Reimbursement account (Note 6)            155,160        160,242
  Earnings on unused bond proceeds (Note 6)     -          113,612
  Debt issue costs                           65,390         69,350
  Model Homes                               477,257        236,017
                                           ---------      ---------

                                         $9,235,290     $9,075,041
                                          =========      =========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt
    (Note 6)                           $    150,000     $  150,000
  Postretirement benefits (Note 5)           78,279         71,933
  Accounts payable, trade and other
    liabilities                             545,378        366,310
  Accrued compensation                      220,408        161,512
  Customer deposits                         157,200         83,727
  Income taxes payable (Note 7)                 -            5,847
                                          ---------      ---------
            Total current liabilities     1,151,265        839,329
POSTRETIREMENT BENEFITS(Note 5)             925,123      1,003,374
LONG-TERM DEBT (Note 6)                   2,400,000      2,489,755
COMMITMENTS AND CONTINGENCIES (Notes 6
 and 11)                                        -                -
                                          ---------      ---------
            Total liabilities             4,476,388      4,332,458
                                          ---------      ---------
STOCKHOLDERS' EQUITY
  Common stock, $1 par value,
   2,000,000 shares authorized; 825,649
   shares issued and outstanding       $    825,649     $  825,649
  Additional paid-in capital                459,671        459,671
  Retained earnings                       3,473,582      3,457,263
                                          ---------      ---------
                                          4,758,902      4,742,583
                                          ---------      ---------
                                       $  9,235,290     $9,075,041
                                          =========      =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                    MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF INCOME
                Years Ended December 31, 1998, 1997, and 1996

                                 1998         1997          1996
                              ----------   ---------     ---------
Net sales                    $15,586,511 $16,072,448   $11,372,471

Cost of goods sold (Note 12)  12,137,023  12,613,342     8,625,822
                              ----------   ---------     ---------
         Gross profit          3,449,488   3,459,106     2,746,649

Selling, general and
  administrative expenses      3,101,123   3,082,660     2,423,006
                              ----------   ---------     ---------
         Operating income        348,365     376,446       323,643

Postretirements benefits
  expense (Note 5)                88,666      89,132       101,877

Non-operating income(expense),
 net (Note 10)                   (83,863)        346        68,365
                              ----------   ---------     ---------

  Income before income taxes     175,836     287,663       290,131

Federal and state income tax
  expense (Note 7)                60,439     106,978       112,468
                              ----------   ---------     ---------

            Net income       $   115,397   $ 180,685    $  177,663
                              ==========   =========     =========

Earnings per share           $     .14    $      .22     $     .22
                              ========     =========      ========

The Notes to Consolidated Financial Statements are an integral part of these statements.



                     MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                 Years Ended December 31, 1998, 1997, and 1996



                                    1998     1997        1996
                                ---------- ---------- -----------

 Balance, beginning              3,457,263  3,375,656   3,297,071

  Net income                       115,397    180,685     177,663

  Dividends paid
  ($.12 per share)                 (99,078)   (99,078)    (99,078)

                                  -------   ---------   ---------
Balance, ending                $ 3,473,582 $3,457,263  $3,375,656



The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                   MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
               Years Ended December 31, 1998, 1997, and 1996


                                   1998         1997        1996
                                ---------    ---------   ---------
OPERATING ACTIVITIES
  Net income                   $  115,397      180,685   $  177,663
  Adjustments to reconcile
    net income to net cash
    provided by operating
    activities:
    Depreciation and
      amortization                517,421      487,496      286,333
    Deferred taxes                 47,892       21,866       22,100
    Loss (gain) on sale
      of equipment                 21,807    (   4,706)         170
    Increase in cash value of
      life insurance            (  19,854)   (  21,651)   (  20,787)
    Adjustment to post-
     retirement benefits        (  71,905)   (  71,879)   (  59,002)
    Change in certain current
     assets and liabilities:
       (Increase) decrease in:
         Trade and other
           receivables          ( 206,528)   (  92,516)      10,938
         Inventories              635,047       36,633    ( 989,580)
         Income tax receivable  (  76,900)      46,123    (  46,123)
         Prepaid expenses          10,259    (   1,496)       1,566
         Model homes            ( 264,755)   ( 158,067)         -
       (Decrease) increase in:
         Accounts payable,
           trade and other
           liabilities            179,068    ( 158,918)     168,522
         Accrued compensation      58,896    (  39,609)   (  30,905)
         Customer deposits         73,473    ( 209,928)     270,340
         Income taxes payable   (   5,847)       5,847    (  60,364)
                                ---------    ---------   ---------
            Net cash provided
             by operating
             activities         1,013,471       19,880    ( 269,129)
                                ---------    ---------   ---------
INVESTING ACTIVITIES
  Proceeds from sale of
    equipment                      45,003        8,200         -
  Purchase of property and
   equipment, net of debt
   incurred 1998 $60,245:
   1997 $-0-; 1996 $1,554,961   (  48,645)   ( 602,303)  ( 379,746)
  Principal received on notes
  receivable                      299,486      852,984     820,271
  Notes receivable arising
    from sales                 (  115,181)  (  701,287) (  706,246)
  Decrease (increase) in
    certificates of deposit           -        200,000     489,000
                                ----------    ---------   ---------
     Net cash provided by
      (used in) investing
      activities                  180,663   (  242,406)    223,279
                                ----------    ---------   ---------
FINANCING ACTIVITIES
  Payments on long-term debt    ( 150,000)   ( 150,000)  ( 150,000)
  Cash dividends paid           (  99,078)   (  99,078)  (  99,078)
  Funding of reimbursement
    account                         5,082    (   7,536)  (   7,190)
  Earnings on unused
    bond proceeds                 113,612    (   8,138)  (  47,350)
                               ----------    ---------   ---------
      Net cash used in
       financing activities     ( 130,384)   ( 264,752)  ( 303,618)
                               ----------    ---------   ---------
      Increase in cash and
       cash equivalents         1,063,750    ( 487,278)  ( 349,468)

CASH AND CASH EQUIVALENTS
  Beginning                       589,992    1,077,270   1,426,738
                                ---------   ---------    ---------
  Ending                       $1,653,742   $  589,992  $1,077,270
                                =========   =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  Cash payments for:
    Income taxes, net of
      refunds received         $   95,294  $    3,142  $  218,955
                                =========   =========    =========
    Interest                   $  101,521  $  104,746  $   54,707
                                =========   =========    =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                   MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              December 31, 1998


Note 1.  Nature of Business and Significant Accounting Policies

         Nature of Business:
         ------------------
         The Company is engaged in the business of manufacturing and selling sectionalized building units of its own design. The Company also customizes a commercial line of products consisting of multi-family and diversified specialty structures. The units are sold primarily to home builders, land developers and realtors in Virginia, Maryland, West Virginia and North Carolina.



         Principles of Consolidation:
         ---------------------------
         The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary, Mountain Resort Building Systems, Inc. All significant intercompany accounts and transactions have been eliminated.

         Concentrations of credit risk:
         -------------------------------
         In some cases, the Company provides short-term construction financing which is generally limited to 75 to 80 percent of the estimated fair market value of the completed property. The Company retains a security interest in the property until the contract is paid. The Company's exposure to loss on these contracts is limited to the difference between the receivable and the value of the collateral. The Company has not experienced any significant loss on the previous sales of repossessed collateral.

         Cash and Cash Equivalents:
         -------------------------
         For purposes of reporting cash flows, the Company considers most highly liquid investments with an original maturity of three months or less to be cash equivalents.
         Certificates of deposit, regardless of maturity, are not considered cash equivalents.

         The Company maintains its cash accounts in commercial banks located in Virginia. Accounts in each bank are guaranteed by the Federal Deposit Insurance Corporation
         (FDIC) up to $100,000 per bank. A portion of the Company's cash balance is uninsured at year end.

         Valuation of Trade Receivables:
         ------------------------------
         Trade and notes receivable are stated at face amount with no allowance for doubtful accounts because probable uncollectible accounts are immaterial.

         Inventories:
         -----------
         Raw materials are stated at the lower of cost (determined on a first-in, first-out basis) or market. Work in progress and finished goods are stated at the lower of average cost determined on a standard cost basis) or market. Land and units held for sale are stated at the lower of cost (determined on a specific property basis) or market.

         Depreciation:
         ------------
         Depreciation is provided principally on the straight-line method over the estimated useful lives of the depreciable assets for financial reporting purposes. Statutory methods and lives are used for income tax purposes.

         Model Homes:
         -----------
         Model homes consist of manufactured units at cost plus site preparation and completion costs. All costs except the manufactured unit are amortized over the estimated useful life of the model, typically five years. The manufactured units are transferred to inventory and sold at the conclusion of their useful life.

         Income Taxes:
         ------------
         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences from current recognition of deferred compensation for financial reporting purposes and deferred recognition for income tax purposes. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

         Recognition of Income:
         ---------------------
         Revenue is recognized for cash-in-advance sales when production of the unit is complete. Revenue is recognized for sales on account when the unit is delivered.

                              * * *

         Estimates:
         ---------
         Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported revenues and expenses.

         Earnings Per Share:
         ------------------
         Primary and fully diluted earnings per common share are based on the weighted average number of shares of common stock outstanding and common stock equivalents of dilutive stock options. The weighted average number of actual shares outstanding was 825,649 for 1998, 1997 and 1996.

         Advertising costs:
         -----------------
         Advertising costs, which consist primarily of newspaper and yellow page advertisements, brochures and signage are expensed as incurred

         Reclassification:
         ----------------
         The amounts presented for 1997 and 1996 have been reclassified, where appropriate, to conform to the presentation used for 1998.

Note 2.  Inventories

         The components of inventories are as follows:

                                          1998            1997
                                      -----------     -----------
            Raw materials            $    761,513    $    779,048

            Work-in-process               203,636         227,072

            Finished goods                360,451         847,411

            Land and units held
              for sale                    292,416         399,532
                                      -----------     -----------
                                     $  1,618,016    $  2,253,063
                                      ===========     ===========

         Total general and administrative costs incurred and the portion of those costs remaining in inventory are as follows:
                                1998         1997         1996
                              --------     --------     --------

           Incurred          $ 975,754    $ 983,821    $ 865,408
                              ========     ========     ========
           Remaining in
            inventory        $  43,401    $  60,997    $  49,853
                              ========     ========     ========
Note 3.  Notes Receivable

         Notes receivable consist of the following:

                                                1998        1997
                                               --------    --------
        Mortgage notes receivable,
        interest ranging from 8% to 10%,
        payable in various monthly install-
        ments and balloon payments due at
        various dates through August 1999.
        Secured by deeds of trust on
        certain real estate.                 $  157,718  $  164,172

        Credit line deed of trust notes
        receivable, interest ranging from
        0% to 10.5%, payable at various
        dates through 1999.  Secured by
        deeds of trust on certain real estate.  478,862     647,370

        Note receivable from the President, pay-
        able in annual principal installments of
        $5,625 plus interest at 5.03%, secured
        by common stock of the Company.          11,250      16,875

     	  Other notes                               5,795       9,513
	                                        ---------   ---------
                                                653,625     837,930
                Less current portion           (645,962)   (661,762)
                                              ---------   ---------
                                             $    7,663  $  176,168
                                             ==========  ==========

                              * * *

Note 4.  Property and Equipment

         Major classes of property and equipment are as follows:

                                               1998         1997
                                             ---------     --------
            Land and improvements          $  775,724   $  774,774
            Buildings                       2,918,912    2,948,351
            Manufacturing equipment         2,150,733    2,055,831
            Other furniture, fixtures
              and equipment                   660,203      716,198
                                            ---------    ---------
                                            6,505,572    6,495,154
           Less accumulated depreciation   (2,931,084)  (2,518,808)
                                            ---------    ---------
                                            3,574,488    3,976,346

           Construction in process                -         46,008
                                            ---------    ---------
                                           $3,574,488   $4,022,354
                                            =========    =========
           Maintenance and repairs expense incurred amounted to $169,324, $219,212 and $173,605 for 1998, 1997, and
           1996, respectively.

Note 5.  Postretirement Benefits

         The Company is obligated under postretirement benefits agreements with two former officers. The present value of
	   these obligations, discounted at 8.5% are as follows:

                                               1998         1997
                                             ---------   ----------
         Deferred compensation benefits
         payable to the widow of O.Z. Oliver,
         former Treasurer and Chairman of
         the Board, at $6,311 monthly until
         the earlier of her death or
         September 2006.                     $  428,786  $  466,315

         Deferred compensation benefits
         payable to Robert K. Fitts, former
         President and Chairman of the Board,
         at $5,560 monthly until his death
         after which the benefits are payable
         to his spouse, Mary L. Fitts until
         the earlier of her death or July
         2007.                                  475,793     500,903

         Postretirement benefits other than
         pensions. Details are presented below. 126,125     133,199
                                              ---------   ---------
                                              1,003,402   1,075,307
                  Less current portion          (78,279)    (71,933)
                                              ---------   ---------
                                             $  925,123  $1,003,374
                                              =========   =========
         The Company is obligated to pay a fixed monthly amount for health care coverage to the above payees. The
         Company is also obligated to pay up to $10,000 annually in premiums for a life insurance policy assigned to the former President.

         The Company accounts for these obligations in a manner similar to that described in Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions" under which such costs are recognized as incurred rather that when paid. The statement is not required to be applied to benefits payable to selected employees under terms of individual contracts. However, it is management's opinion that adoption of the standard is preferable for financial reporting purposes.

                              * * *

Note 6.  Debt

         On July 12, 1995, the IDA of Franklin County, VA issued bonds in the amount of $3,000,000 to finance the construction of a manufacturing facility. The Series 1995 Variable Rate Demand Industrial Revenue Bonds are secured by the Company's Irrevocable Letter of Credit with Crestar Bank. The letter of credit agreement subjects the Company to certain financial and operating covenants, all of which the Company was in compliance with at year end. Crestar
         Bank holds a first lien and security interest on the new facility. The bonds are payable in equal annual principal amounts of $150,000 through 2015. The interest rate was 4.15,
         4.25 and 4.10 percent at December 31, 1998, 1997 and 1996, respectively.

         The Company has entered an agreement of sale to purchase the facility from the IDA. The Company's obligation under the Agreement of Sale is equal to the required principal and interest payments on the bonds and is payable in monthly installments currently estimated at $22,000. The monthly payments are deposited into a Reimbursement Account with Crestar Bank and used to pay all principal, interest and fees related to the Bonds. The Company also agreed to maintain an additional required deposit in the reimbursement account equal to 55 days of interest at 15.0 percent on the bonds. The Reimbursement Account balance was follows:

                                                 1998         1997
                                                 ----         ----
           Required prepaid interest deposit  $ 67,811    $  67,811
           Unused monthly principal deposits    75,000       75,000
           Earnings                             12,349       17,431
                                              --------     --------
                                              $155,160    $ 160,242
                                              ========     ========

         The Company's policy is to reflect the balance of the reimbursement account as an asset until the funds are used by the trustee for payment of bond obligations, at which time the Company reduces its obligations under the asset sale agreement.

         In July 1998, all of the remaining bond proceeds were drawn from the trustee. The Company's obligation under the asset sale agreement is reflected at the amount of bond proceeds that have been drawn less cumulative payments of $450,000. The unused proceeds and related earnings at July 1998 were used to complete additions to the new manufacturing facility and for bond related expenses.

         Debt issue costs will be amortized over the term of the debt, or 20 years.

	   Lines of Credit
	   ---------------
	   The Company has a $500,000 line of credit with Crestar Bank bearing interest at LIBOR plus .75%. The line is secured by a first lien and security interest on the new facility,
	   is payable on demand, and expires January 31, 2003.

	   The Company also has an unsecured $500,000 line of credit with Bank of Ferrum bearing interest at LIBOR plus 2.00%, payable on demand, with no extablished expiration.




Note 7.  Income Taxes

         The provision for income taxes consists of the following
         components:
                                 1998       1997        1996
                              ---------   --------    --------
          Current              $ 12,547   $ 85,112    $ 90,368

          Deferred               47,892     21,866      22,100
                                -------    -------     -------
                               $ 60,439   $106,978    $112,468
                               ========   ========    ========

Deferred taxes results from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of the differences and the tax effect of each are as follows:

                                      1998       1997      1996
                                    --------  --------  ---------
     Differing cost basis of
       property and equipment      $  15,278 $   4,394  $   8,067

     Amounts expensed when
       incurred, deducted when paid:
       Deferred Compensation          26,782    27,314     21,959
       Warranty & accrued vacation     1,058  (  8,675)  (  4,658)
       Other, net                      4,774  (  1,167)  (  3,268)
                                    --------   -------   --------
                                   $  47,892 $  21,866   $ 22,100
                                    ========   =======   ========

                              * * *

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate to income before taxes for the following reasons:

                       1998             1997             1996
                   ---------------  ---------------  --------------
                          Percent          Percent          Percent
                             of               of               of
                           Pretax           Pretax           Pretax
                   Amount  Income   Amount  Income   Amount  Income
                  -------- ------  -------- ------  -------- ------
Tax expense at
  federal rate    $ 59,784  34.0%  $ 97,805  34.0%  $ 98,645  34.0%
Increase (decrease)
 in taxes from:
 State taxes, net
 of federal tax
 effect              7,033   4.0%    11,507   4.0%    11,605   4.0%
 Other, net        ( 6,378) (3.6%)   (2,334) (0.8%)    2,218   1.0%
                   --------  -----  --------  -----  --------  ----
                  $ 60,439  34.4%  $106,978  37.2%  $112,468  39.0%
                  ========  =====  ========  =====  ========  =====

Note 8.  Fair Value of Financial Instruments

         The methods used to estimate the fair value of each material class of financial instruments are as follows:

         Cash and cash equivalents, trade receivables and payables and customer deposits:
         ---------------------------------------------------
         The carrying amount is a reasonable estimate of the fair value because of the short maturity of these instruments.

         Notes Receivable:
         ----------------
         Fair values are estimated by discounting the future cash flows using the current rates at which similar loans would be made with similar credit ratings and for the same remaining maturities. Carrying values approximate fair values.

         Debt:
         ----
         The interest rate on the long-term debt is reset weekly to reflect current market rates. Consequently, the carrying value of debt approximates fair value.


 Note 9. Profit Sharing Plan and Trust

         The Company has a contributory profit-sharing plan complying under Section 401(k) and certain other provisions of the Internal Revenue Code. The plan covers a majority of all employees meeting minimum eligibility requirements. Participants may elect to have before-tax (salary reduction) contributions to be made to the plan on their behalf. The Company matches such before-tax contributions in the proportion determined by the Board of Directors at its discretion on an annual basis. Additionally, the Company may at the Board's discretion make an additional contribution based on the Company's pre-tax earnings. The Company's total contributions to the plan were $27,815, $46,134, and $40,142 for 1998, 1997 and 1996, respectively.

                              * * *

Note 10. Non-operating Income(Expense)

         Non-operating income(expense)consists of the following:

                                  1998        1997        1996
                                --------    --------    --------
         Interest income       $  79,063   $ 108,421   $ 130,119
         Interest expense      ( 101,668)   (102,290)    (64,603)
         Bond service fees         7,877     (13,260)        -
         Other, net              (69,135)      7,478       2,849
                                --------    --------    --------
                               $ (83,863)  $     349   $  68,365
                                ========    ========    ========

Note 11. Commitments and Contingencies

         Employment Contracts:
         --------------------
         The Company is obligated under employment contracts with the President and Vice President. Combined base annual compensation under the contracts is approximately $140,000. The contracts provide for payment of incentive compensation based on certain percentages of pretax income of the Company, exclusive of any extraordinary items.

         Death Benefit:
         -------------
         The Company is obligated to provide a death benefit to the estate of the Vice President in the amount of $35,000. The Company has recognized a liability in the amount of $18,223, the estimated present value of this obligation discounted at 8.50 percent. The Company is carrying a term life insurance policy in the amount of $35,000, the purpose of which is to fund the death benefit.

         Sales and Service Tax Audit:
         ---------------------------
         The Company has undergone an audit of its West Virginia sales and service tax returns. The West Virginia Department of Revenue has assessed the Company an additional tax of $117,999 and related interest. The Company's attorneys have filed a Petition for Reassessment with the State. In 1998, West Virginia passed a law exempting modular home sales from these additional taxes but the law is not explicitly retroactive. In the opinion of the Company's legal counsel, the Company's chances of success on the current assessments are favorable.

Note 13. Related Party Transactions

         In the normal course of business, the Company makes purchases from a supplier owned by a director of the Company. Purchases from this supplier totaled $643,094, $760,598 and $662,539 for 1998, 1997 and 1996,
         respectively.

         The Company has a note receivable from the President (Note 3) and is obligated under deferred compensation agreements to two former employees (Note 5).

                              * * *

                              NOTES


                              * * *
                              OFFICERS

           Dale H. Powell, President & Chairman of the Board

        Edwin J. Campbell, Vice President & Corporate Secretary

                 Steven T. Montgomery, Controller

                   Jeffrey D. Powell, Treasurer


                              DIRECTORS

                    Dale H. Powell, Board Chairman

                          Edwin J. Campbell

                          W. Curtis Carter

                          Bobbie L. Oliver

                           Mary L. Fitts

                              * * *

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                       www.mod-u-kraf.com

                              * * *

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MOD-U-KRAF HOMES, INC.  P.O.BOX 573  ROCKY MOUNT, VIRGINIA
   AND SUBSIDIARY

<end of report>
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